                                                             Exhibit No. EX-99.8

The 6 1/4%  Convertible  Subordinated  Notes will bear an interest rate of 6.25%
per year,  payable  semi-annually in arrears commencing on June 1, 2006, will be convertible  into Amkor's common stock at a conversion  price of $7.49 per share
(subject  to  adjustment  as provided in the  Indenture  and Note),  and will be subordinated  to the prior  payment in full of all of Amkor's  senior and senior subordinated debt. The 6 1/4% Convertible  Subordinated Notes are convertible at any time,  if not  previously  converted,  and will mature on 12/01/13  when the outstanding principal is due and payable.